December 18, 2017

Re:	Tulsa Real Estate Fund, LLC
Amendment No. 1 of Offering Statement on Form 1-A Submitted July 7, 2017 CIK No. 0001704303

To whom it may concern:

Please see the answer to your comments below.

Cover Page of Offering Statement

1. We note your response to comment 4 of our letter. We note that your disclosure continues to indicates that your management may, in its discretion, accept subscriptions for a lesser amount than $500 and that investors may start funding their investment account with as little as $50, but it will not be accepted until they reach $500. Please clarify whether an individual will be notified if the management determines to accept a lesser amount and whether they will have a chance to redeem their shares if management determines to accept a lesser amount.

This has been amended to remove such a reference. The Company will not accept investments for less than $500.

Dilution, page 16

2. We note from your disclosure on page 17 that pro forma net tangible book value, assuming full subscription in this Offering, would be $499.40 per Class A Interest. Please provide us with your calculation of the pro forma net tangible book value per Class A Interest, assuming full subscription.

A dilution table, in the case of the Company, is not appropriate and has been removed. Although the Class B Interests maintain a 50% interest in the Company, that interest is in the distributions and increase in value only, and not the over all assets of the Company. For example, and per the Operating Agreement, a Capital Account is established for each Class A Member. The Class A Member maintains that Capital Account balance through the profits and losses. Those profits that are not distributed would increase the Capital Account balance of a Class Member, while losses would decrease. The ownership of Class B Interests have no affect on the Capital Account Balance of a Class A Member. Please further note that there is no market value for the Class A Interests and it is unlikely one would ever develop.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Please contact me if you have further questions regarding this.

3. Please reconcile the number of Interests issued prior to each dilution table to the number of Interests disclosed in each dilution table assuming the different percentages of Class A Interests sold. Additionally, clarify why these interests are different than those disclosed in the use of proceeds table.

Please see our answer to #2 above.

Milestones, page 33

4. We note your response to comment 10 of our letter. Please update your disclosure in this section as appropriate.

We have amended as follows:

We hope to reach the following milestones in the next 12 months:

•	January 2018 - Complete our Form 1-A qualification statement.

•	February 2018 - Begin fundraising.

•	March 2018 - Reach minimum raise requirement of $100,000; break escrow and search for properties to purchase.

•	April 2018 - Purchase first property.

5. Please have your auditors amend their consent to acknowledge the reference to them under the caption “Experts.”

Per the request of our auditor, we have removed any reference to CrowdfundCPA as an expert under the caption “Experts.”

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Exhibits 11

Certain Relationships and Related Party Transactions, page 41

6. We note your response to comment 13 of our letter. We were not able to locate the disclosure regarding Mr. Paye’s and Mr. Frierson’s interests in the manager. Further, please clarify the relationship of Mr. Mershard Frierson to the company and revise your disclosure on page 39 as appropriate. We note that he will be participating in the sale of your securities based on your disclosure on page 19. Please advise how his participation complies with Rule 3a4-1 of the Exchange Act.

Mr. Frierson is no longer associated with the Manager or Tulsa Real Estate Fund. Ms. Paye has a three percent (3%) interest in the Manager.

Please contact me at jillian@crowdfundinglawyers.net or 323-799-1342 with further inquiries or to notify that we have cleared comments and may request acceleration of qualification.

Thank you.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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